

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

Tianyi Jiang
Chief Executive Officer
AvePoint, Inc.
525 Washington Blvd., Suite 1400
Jersey City, NJ 07310

>   **Re: AvePoint, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2022**
>   **Filed March 31, 2023**
>   **File No. 001-39048**

Dear Tianyi Jiang:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Item 9A. Controls and Procedures, page 79

1.   Please revise to include Management's annual report on internal control over financial reporting. Please ensure that your disclosure complies with Item 308(a) of Regulation S-X including disclosing the framework used by management. Refer to the Instructions to Item 308 of Regulation S-K.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology